Notice to ASX/LSE 5 May 2022 Rio Tinto Limited AGM – Address by the Chairman Simon Thompson, Chairman Rio Tinto Limited 2022 Annual General Meeting, Melbourne **Check against delivery** Good morning to everyone here in Melbourne, and to those of you joining us virtually. My name is Simon Thompson, I am the Chairman of Rio Tinto, and my pleasure to welcome you to our 2022 Annual General Meeting. It’s a particular pleasure to see so many of our shareholders here, in person. We start, as always, with safety – our top priority. So, please take a moment to listen to this short safety announcement. [Safety briefing] In the same way that safety is critically important to us, so too is our respect for the communities that host our operations around the world. It gives me great pleasure to introduce Aunty Diane, who is a senior Elder of the Wurundjeri people, the Traditional Owners of the land on which we meet today. Aunty Diane is accompanied by Mr Eric Edwards on the didgeridoo. [Welcome to Country] Thank you, Aunty Diane for your welcoming words, and to you and Eric for a wonderful opening to our AGM. We are holding this year’s AGM as a hybrid meeting. Shareholders who are unable to attend in person can view the meeting live via the Lumi platform. They will be able to ask questions, either orally or in writing, and to cast their votes through the platform. In addition, a video recording of today’s proceedings will be available on our website after the meeting. The quorum is present, and I now formally open the meeting. It’s my pleasure to introduce my fellow members of the Rio Tinto Board. Starting on my left with Tim Paine, our Australian Company Secretary, Simon McKeon, Senior Independent Director of Rio Tinto Limited, Megan Clark, Chair of our Sustainability Committee, Peter Cunningham, our Chief Financial Officer, Jakob Stausholm, our Chief Executive, and Dominic Barton, my successor as Chair of the Board, Simon Henry, Chair of our Audit Committee, Jennifer Nason and Ngaire Woods. Ben Wyatt and Sam Laidlaw, Senior Independent Director of Rio Tinto plc and Chair of our Remuneration Committee, are here in Melbourne but are unable to attend in person having both tested positive for COVID upon arrival. We also have with us Trevor Hart, our external auditor from KPMG. We have had a number of changes to the Board over the past year. Michael L’Estrange retired at the conclusion of the Rio Tinto Limited AGM in May 2021 and, last month, Hinda Gharbi retired from the Board at the conclusion of the Rio Tinto plc annual general meeting on 8 April. I am very grateful to both Michael and Hinda for their contributions to Rio Tinto. In June, we appointed Peter Cunningham as our Chief Financial Officer and in September 2021, we welcomed Ben Wyatt to the Board. Ben’s knowledge of finance, public policy, trade and Indigenous affairs has already proved to be invaluable. Exhibit 99.1

Notice to ASX/LSE Page 2 of 6 As previously announced, I will step down as Chairman at the conclusion of this meeting. I am delighted that the Board has announced the appointment of Dominic Barton as my successor. Dominic has extensive business and international relations experience, as well as a deep understanding of the linkages between business, governments and society. I wish him every success. Dominic, perhaps I could also ask you to say a few words? [Dominic’s remarks] Thanks, Dominic. As I reach the end of my eight years on the Board, it has been a privilege to be part of the leadership team of this great company. I am proud of the direction that Rio Tinto is taking and of the talent, resilience and commitment of our employees and contractors around the world. I will say more about this in a moment. But first, let’s deal with some of the formalities for the meeting. In order to make today’s proceedings as efficient as possible, I declare that voting on all resolutions is now open. As usual, resolutions will be decided by poll. For those attending online, if you are eligible to vote at this meeting, a polling icon will appear on your screen. Selecting that icon will bring up a list of resolutions and present you with voting options. To cast your vote simply select one of the options. There is no need to hit a submit or enter button as the vote is automatically recorded. For those shareholders here at the meeting itself, if you have already sent in your proxy forms you do not need to vote again but for proxyholders in the room, and those shareholders who have not appointed a proxy and are eligible and wish to vote, you may complete your voting card at any time, and they will be collected at the end of the meeting. I will now make some introductory comments, before handing over to Jakob for his review of the year. 2021 was a year of transition. We appointed a new Chief Executive, a new Chief Financial Officer and nine members of ExCo took on new roles. Following this unprecedented period of management change, we focused on rebuilding relationships and strengthening our social licence, while setting out a new strategy that seeks to re-establish Rio Tinto as a leader in an industry that has a critical role to play in creating a sustainable and prosperous future for people and for the planet. Following engagement with management and the Board, the new senior management team, led by Jakob, has established four objectives. In the opening video, you saw some of the important work going on around the business globally in pursuit of these objectives, and Jakob will speak further about our progress shortly. In addition, we rolled out three new values – care, courage and curiosity – and a new strategy with the energy transition at its heart. We are now focused on delivering the strategy, in collaboration with our partners and other stakeholders. In 2021, we achieved our third fatality-free year in a row. This achievement reflects the hard work and dedication of our employees and contractors worldwide. Sadly, however, people are still getting injured at work, so we must remain vigilant and focused. While some countries adapted to life with COVID-19, the pandemic continued to exact a heavy toll during 2021, particularly in some of the developing countries where we operate. I am very proud of the resilience and care shown by everyone in the business, for each other, and for their local communities. Our responsibility for the wellbeing of our employees and contractors extends beyond the traditional areas of health and safety. In 2021, we launched the Everyday Respect initiative to help us create a safer, more respectful and more inclusive environment by preventing, and improving how we respond, to unacceptable behaviour in the workplace.

Notice to ASX/LSE Page 3 of 6 I am grateful to Liz Broderick, former Australian Sex Discrimination Commissioner, for advising the Everyday Respect task force that we set up to drive this initiative, and to the more than 10,000 employees and contractors worldwide who participated in listening sessions and surveys as part of the discovery phase. The findings in the report are deeply confronting, and we are determined to implement all 26 recommendations set out in the report. It is clear, both from the findings of the Everyday Respect taskforce and the tragedy at Juukan Gorge, that we must create a work environment where everyone feels safe and empowered to speak up if something is not right. Our 2021 operating and project development performance was negatively impacted by COVID-related travel restrictions, labour shortages, supply chain disruptions, and the transition to improved communities and heritage management processes in the Pilbara and elsewhere. Nevertheless, we achieved record financial results on the back of high commodity prices, with underlying earnings of US$21.4 billion and free cash flow of US$17.7 billion. The Group’s direct economic contribution to the countries where we operate, including payments to our employees, our suppliers, governments, local communities and our shareholders, amounted to US$67 billion. We paid US$13.3 billion in taxes and royalties globally, including A$14.8 billion, here in Australia. In view of this strong financial performance, we have paid a final dividend of 417 US cents per share, and a special dividend of 62 US cents per share. This represents our highest ever total dividend of some US$16.8 billion, or A$14.23 Australian per share. I am now going to focus on climate change, which is the defining issue for our age, and is at the heart of our new strategy. Rio Tinto has a critical role to play in the energy transition, supplying essential materials, including copper, lithium, high-grade iron ore and aluminium, all of which are vital for the transition to a low carbon economy. Our new strategy sets out our plans to grow production in each of these metals. And we have made significant progress in this area with the acquisition of the Rincon lithium project in Argentina and the commencement of underground mining at Oyu Tolgoi in Mongolia. Most recently, the Board has given in- principle approval of the path forward for the development of the Simandou iron ore project in Guinea, in line with international ESG and compliance standards. We also have a responsibility to reduce the Scope 1 and Scope 2 carbon emissions from our operations. The materials we produce already have a much lower carbon intensity than most of our competitors, and we have set ambitious new targets for a 15% reduction by 2025, and a 50% reduction by 2030. To thrive in the long term, we also need to be part of net zero value chains, particularly for steel and aluminium. Our fourth TCFD-aligned Climate Change Report, published in February this year, sets out our goals, working in collaboration with our customers and suppliers, to reduce our indirect Scope 3 emissions. In recognition of the urgent need for action on climate change, by business, governments, consumers and investors, we are for the first time this year putting our Climate Action Plan to our shareholders for an advisory vote, in Resolution 17. We continue to implement the recommendations arising from the Juukan Gorge tragedy in May 2020. In September last year, we published an interim report on our Communities and Social Performance commitments. And there is a huge amount of work going on to improve our processes and build mutually beneficial and respectful partnerships with Traditional Owners and other First Nations peoples around the world. It is a multi-year journey, but we are making good progress – such as the agreement with the Yinhawangka Aboriginal Corporation – the first of our new generation of agreements with Australian Traditional Owners, which sets out our approach to the co-management of culture and heritage, and offers a template for future agreements in the Pilbara.

Notice to ASX/LSE Page 4 of 6 We have emerged from the challenges of the past few years with a firm commitment to become a more inclusive, respectful and caring company, that creates value for all stakeholders. We have set out a new strategy that will re-establish Rio Tinto as a leader in an industry that has a uniquely important and challenging role to play in creating a sustainable and prosperous future for people and the planet. With the new senior management team and the new strategy in place, 2022 is all about delivering our strategy, in collaboration with our partners and other stakeholders. Let me finish by thanking my colleagues on the Board, and especially Jakob, for their hard work, commitment, and dedication to Rio Tinto over the past year and for their insights, advice and support during my time as Chairman. I will now ask Jakob, our Chief Executive, to give us an update on the business. [Jakob speech] Thank you, Jakob. Let’s now move to the formal business of the meeting. The notice of meeting, containing the text of each resolution, was published on our website and made available to shareholders on 8 March. I will take the notice, as read. Resolutions 1 to 17 and 19 will be dealt with under the joint electorate procedure with Rio Tinto plc shareholders, who cast their votes on these resolutions at the corresponding meeting in London, on 8 April. Resolutions 1 and 4 to 15 relate to the routine business of annual general meetings, such as the receipt of the Annual Report, the election and re-election of directors, and the re-appointment and remuneration of the auditors. You will see that the business of the meeting includes two resolutions relating to remuneration. The first, resolution 2, relates to the approval of the Implementation Report, which describes the remuneration arrangements in place for members of the Board and of the Executive Committee during 2021. This vote is advisory and is required for UK law purposes. The second, resolution 3, relates to the approval of the Directors’ Remuneration Report. This vote is also advisory and is required for Australian law purposes. In addition, as a result of our 2020 Remuneration Report receiving a ‘first strike’ at last year’s AGMs, a further conditional resolution, resolution 19, appears on this year’s notice of meeting. If we receive a ‘second strike’ this year, with more than 25% of shareholders voting against resolution 3 in relation to our 2021 remuneration report, the votes on resolution 19 would be valid, and, if resolution 19 is passed, we would be required to convene a separate general meeting to consider fresh elections for directors. If, however, the 2021 Remuneration Report receives a vote of 75% or more in favour, then there will be no ‘second strike’ and the poll on Resolution 19 will not be required. As in past years, we have included a resolution seeking authority for Rio Tinto to make political donations. We have no intention of altering our policy, which is not to make donations to political parties or to political candidates. However, the UK law on this issue is very broadly drafted. So, we are seeking this authority, as a precautionary measure. In addition, for the first time this year, we are putting forward a non-binding, advisory resolution, giving shareholders the opportunity to vote on the Climate Action Plan set out in our 2022 Climate Change Report. Finally, resolution 18 will be voted on by Rio Tinto Limited shareholders only and has been proposed as a special resolution. It is a routine resolution which comes up every year, to allow Rio Tinto Limited to buy back its own shares.

Notice to ASX/LSE Page 5 of 6 Your directors are unanimously of the opinion that all the resolutions proposed in this notice, except for Resolution 19, which is the conditional resolution regarding the holding of fresh elections for directors, are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, we recommend that you vote in favour of all the resolutions, except Resolution 19, where we recommend that you vote against. We will now take questions from shareholders on any matters relevant to the business of the meeting. Only shareholders or their representatives or proxyholders are entitled to ask questions. [Q&A] Ladies and gentlemen – that brings us to the end of the meeting. I would like to thank all of you for your participation in today’s meeting and continued support of Rio Tinto. For those of you here in the room with us today, I hope that you will join my fellow directors and members of the executive team for some refreshments in the Lounge. There will be signs outside to show you the way. And as you leave, please remember to hand in your completed poll cards. I now declare the meeting closed.

Notice to ASX/LSE Page 6 of 6 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com